SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG crews celebrate safety milestones in Saudi Arabia

Paris, France – April 11, 2013

CGG announced today that three acquisition crews operating in Saudi Arabia on behalf of Saudi Aramco have achieved impressive safety records. Two OBC crews have completed six million and five million man-hours of continuous operations without a Lost Time Incident (LTI) respectively while a third vibroseis crew has crossed the milestone of seven million man-hours of continuous operations without LTI. All three crews are operated by ARGAS, CGG’s joint venture with TAQA in Saudi Arabia.

OBC crew S66 has been working in the Arabian Gulf for over two and a half years while OBC crew S65 also worked in that region for over two years. Both crews have achieved outstanding airgun production rates while recording four-component data with the Sercel SeaRay® seabed acquisition system. Each crew deploys 250 people and 8-10 vessels in areas that are congested with production fields, pipelines and vessel routes. Vibroseis crew S61, mobilizing 875 people, has been operating for the last three and a half years in desert areas in extreme weather conditions.

Jean-Georges Malcor, CEO, CGG, said: “These excellent safety performances by our Saudi crews in challenging operating conditions are testimony to the high level of commitment shown by the management teams of both ARGAS and Saudi Aramco as well as the day-to-day dedication of all the field and support staff.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Investor Relations Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 11th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Senior EVP